UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-25070

LSB Financial Corp.
(Exact name of registrant as specified in its charter)

101 Main Street, Lafayette, Indiana  47901 (765) 742-1064
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     0*

* Effective as of 12:01 a.m. Eastern Time on November 1, 2014, LSB Financial Corp., an Indiana corporation (the “Registrant”), merged with and into Old National Bancorp, an Indiana corporation (“Old National”), with Old National surviving the merger.  Accordingly, as of the date hereof, there are no holders of record of common stock of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Old National Bancorp, as successor by merger to LSB Financial Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OLD NATIONAL BANCORP, as successor by merger to LSB Financial Corp.

Date: November 10, 2014	By	/s/ Robert G. Jones
Robert G. Jones President and Chief Executive Officer